U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

FLORIDIAN VENTURES, INC.

(Exact name of registrant as specified in its corporate charter)

000-49934

(Commission File Number)

Delaware

(State of Incorporation)

04-3701677

(I.R.S. Employer Identification No.)

Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary

(Address of principal executive offices)

+36-20-943-3331

(Registrant’s telephone number, including area code)

FLORIDIAN VENTURES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 21, 2003 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Floridian Ventures, Inc., a Delaware corporation (the "Company").  You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

On July 2, 2003, Michael Tay, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with Attila Reisz, which results in a restructuring of the Company's management, Board, and ownership.

Pursuant to the terms of the Agreement, on July 21, 2003 Michael Tay will sell 8,240,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Attila Reisz.  As consideration for the purchase of the shares, Attila Reisz will pay the sum of US$45,000.

On July 21, 2003, in accordance with the Agreement, Michael Tay will resign as the sole director and officer and appoint Attila Reisz as the sole director of the Company.  Attila Reisz will not take office until ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On July 2, 2003 there were 8,240,000 shares of common stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 2, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Attila Reisz Erdoalja utca 12 Pilisjaszfalu 2080 Hungary	8,240,000	100%
Common Stock	All Officers and Directors as a Group (1 person)	8,240,000	100%

_____________

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.  Accordingly, the numbers assume a closing has occurred.

(2)

Based upon 8,240,000 shares issued and outstanding.

Changes in Control

On July 21, 2003, Attila Reisz will acquire 8,240,000 shares from Michael Tay in a private transaction.  Attila Reisz will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.  Simultaneously with this transaction, Michael Tay resigned as an officer and director and appointed Attila Reisz to the Board and which appointment is effective ten (10) days after mailing of this Information Statement.  Attila Reisz also was appointed as President, Secretary and Treasurer of the Company.

Prior to the sale, the Company had 8,240,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person.  Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement.   The executive officers of the Company are elected annually by the Board.  The directors serve one year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name	Position
Attila Reisz	President, Secretary, Treasurer and Director

On July 21, 2003, Attila Reisz was elected and appointed Chairman of the Board, President, Secretary and Treasurer of Floridian Ventures, Inc.  For the past five years, Attila Reisz served as President/CEO of 10Charge KFT. Attila Reisz is focusing on establishing the company's technologies on the mobile communications market as well as streamlining the company's operations and key processes to prepare the company for its next stage of growth. Additionally, Mr. Reisz is also furthering the development and expansion of the company's marketing and sales efforts.  Prior to 10Charge KFT, Mr. Reisz served as an angel investor in Hungary incubating a dozen small enterprises in the technology sector. Prior to that he served as the CEO for Hungary's largest independent Internet portal, Index.hu where he was primarily focusing on establishing the company. Mr. Reisz managed to raise funds for operations in a post Internet hype era. Before Index.hu Mr. Reisz spent five years at Microsoft in various sales positions and left as managing director of Microsoft Hungary, where he managed to grew revenues 10 fold.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2002.  Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation

                         -------------------------                      ------------------------

                                                                    Awards                              Payouts

                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL

                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER

                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION

                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)

NAME AND

PRINCIPAL

POSITION

----------------------------------------------------------------------------------------------------------------------------

NONE

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL

                                 UNDERLYING            OPTIONS/SAR'S GRANTED

                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE

NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE

-------------------------------------------------------------------------------------------------------------------------

NONE

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In

                                                                     Number of Unexercised      The-Money Option/SARs

                         Shares Acquired                             Securities Underlying       At FY-End ($)

                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable

Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable

------------------------------------------------------------------------------------------------------------------------

NONE

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 21, 2003

FLORIDIAN VENTURES, INC.

By: /s/ Attila Reisz

Attila Reisz

President